UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from            to

COMMISSION FILE NUMBER: 000-49883

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

Plumas Bank

401 (k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Plumas Bancorp

35 S. Lindan Avenue

Quincy, CA 95971

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.	The Plumas Bank 401(k) Profit Sharing Plan, (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2011, prepared in accordance with the financial reporting requirements of ERISA.

PLUMAS BANK

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2011 and 2010

PLUMAS BANK 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2011 and 2010

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of

    Plumas Bank 401(k) Profit Sharing Plan

Quincy, California

We have audited the accompanying statement of net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Sacramento, California

June 28, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of

    Plumas Bank 401(k) Profit Sharing Plan

Quincy, California

We have audited the accompanying statement of net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, net assets available for benefits of the Plan as of December 31, 2010, and the related changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Perry-Smith LLP

Sacramento, California

June 20, 2011

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS
Investments, at fair value (Notes 3, 4 and 5)	$1,923,815	$7,436,189
Cash	4,862,656	—
Receivables:
Notes receivable from participants	190,795	223,918
Employee contributions receivable	15,947	—

Total receivables	206,742	223,918
Total assets and net assets reflecting all investments at fair value	6,993,213	7,660,107
Adjustment from fair value to contract value for collective trust	(151,834)	(34,265)

Net assets available for benefits	$6,841,379	$7,625,842

See accompanying notes to financial statements.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2011 and 2010

	2011	2010
Investment income (Notes 3 and 6):
Net (depreciation) appreciation in fair value of investments	$(205,522)	$615,694
Interest and dividends	56,231	60,950

Net investment (loss) income	(149,291)	676,644

Interest income on notes to participants	8,872	10,702
Contributions:
Participant	423,940	488,892
Employer	—	40,388

Total contributions	423,940	529,280

	283,521	1,216,626

Benefits paid to participants	1,055,532	981,978
Administrative expense	12,452	—

	1,067,984	981,978

Net (decrease) increase	(784,463)	234,648
Net assets available for benefits:
Beginning of year	7,625,842	7,391,194

End of year	$6,841,379	$7,625,842

See accompanying notes to financial statements.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

1.	DESCRIPTION OF PLAN

The following description of the Plumas Bank (the “Bank”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.

General

Plumas Bank, the Plan Sponsor, established the Plan effective on April 1, 1988, to provide all Bank employees, not otherwise excluded, who have completed 90 days of service and are eighteen years of age with the opportunity to defer a portion of their eligible compensation on a pre-tax basis. All investments in the Plan are participant directed. Prudential Insurance Company of America (Prudential) served as the trustee of the Plan through December 31, 2011. Principal Trust Company (Principal) became the trustee effective January 1, 2012. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. All participant contributions and earnings thereon are 100% vested.

Employer Contributions

From January 1 to March 31, 2010, the Bank provided a 100% match on each participant’s elective deferral up to 3% of the participant’s eligible compensation. Effective April 1, 2010, the Plan was amended to change the matching formula from fixed to discretionary and the Bank provided no match on participant’s elective deferrals for the remainder of the 2010 plan year. The Bank provided no match on participant’s elective deferrals for the year ended December 31, 2011. At the discretion of the Bank, the Bank may also make a non-elective contribution to the Plan. During 2011 and 2010 the Bank did not make any discretionary contributions. Bank contributions are subject to certain IRC limitations. Both the matching contribution and any non-elective contribution vest over a five-year period as follows:

Service	Percentage Vested
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

(Continued)

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

1.	DESCRIPTION OF PLAN (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, and an allocation of the Bank’s matching and discretionary contributions and Plan earnings and is charged with withdrawals and an allocation of Plan losses and investment management fees. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prevailing market rates at the time of borrowing. Principal and interest are paid through payroll deductions. As part of the change in trustees from Prudential to Principal, all outstanding loans at December 30, 2011, which totaled $190,795 at December 31, 2011, were transferred in kind to Principal.

Payment of Benefits

On termination of employment or other reasons specified by the Plan, a participant may elect to receive a lump sum payment, a part lump sum payment and part installment payments, or installment payments (annually, quarterly or monthly) over a specified period of time, not exceeding the participant’s life expectancy or the joint life expectancy of the participant or participant’s beneficiary. As of December 31, 2011 and 2010, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Forfeitures

Forfeitures from the nonvested portion of terminated employees’ account balances can be used to reduce employer contributions in the following plan year. Forfeitures totaling $11,618 were used to offset plan expenses for the year ended December 31, 2011. Forfeitures totaling $12,423 were used to reduce employer contributions for the year ending December 31, 2010.

Administrative Costs

During 2011 administrative costs equal to the amount of 2011 forfeitures were paid by the Plan with the remaining administrative costs paid by the Bank. During 2010 the Bank paid the administrative costs of the Plan. Investment management fees are paid by the Plan.

(Continued)

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

1.	DESCRIPTION OF PLAN (Continued)

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants will become fully vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Adoption of New Accounting Standards

Fair Value Measurements

In January 2010, the FASB issued FASB ASU 2010-06, Improving Disclosures about Fair Value Measurements, which amends and clarifies existing standards to require additional disclosures regarding fair value measurements. Specifically, the standard requires disclosure of the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, the reasons for any transfers in or out of Level 3, and information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. This standard clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities—previously separate fair value disclosures were required for each major category of assets and liabilities. This standard also clarifies the requirement to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements became effective for the Plan for the year beginning on January 1, 2011. The Plan adopted this new accounting standard as of January 1, 2011 and the impact of adoption was not material to the Plan’s net assets available for benefits.

Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

(Continued)

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value as further described in Note 4. Purchases and sales of securities are recorded on a trade date-basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances. Delinquent participant loans are recorded as benefits paid to participants based upon the terms of the plan document. As part of the change in trustees from Prudential to Principal, all outstanding loans at December 30, 2011, which totaled $190,795 at December 31, 2011, were transferred in kind to Principal.

Risks and Uncertainties

The Plan utilizes various investments. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

(Continued)

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

3.	INVESTMENTS

The following presents the fair value of investments that represent 5 percent or more of the Plan’s net assets available for benefits.

	December 31,
	2011	2010
Wells Fargo Stable Return Fund G (contract values: 2011 - $1,527,005; 2010 - $1,557,515)	$1,678,839	$1,591,780
Davis NY Venture Fund	—	1,047,034
American Funds EuroPacific Growth Fund A	—	930,585
PIMCO Total Return Fund	—	731,874
Prudential Jennison Growth Fund (1)	—	677,110
Prudential Jennison Mid Cap Growth Fund (1)	—	625,214
Goldman Sachs Mid Cap Fund	—	496,632

(1)	Party-in-interest

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $205,522 as follows:

	December 31,
	2011	2010
Company common stock	$4,778	$(64,603)
Mutual funds	(210,300)	680,297

Net (depreciation) appreciation	$(205,522)	$615,694

(Continued)

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

4.	FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Transfers between hierarchy measurement levels are recognized by the Plan as of the actual date the event or change in circumstances that caused the transfer.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company Common Stock: The fair values of Plumas Bancorp common stock are determined by obtaining quoted prices from a nationally recognized exchange (level I inputs).

(Continued)

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

4.	FAIR VALUE MEASUREMENTS (Continued)

Stable Value Fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests in conventional investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund generally provides for daily redemptions by the Plan at reported net asset value per share, however, redemptions by Plan participants to reinvest in options that compete with the fund may be delayed for up to 90 days. Currently the Plan does not provide for any competing stable value funds or benefit-responsive investment contracts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis which are held directly by the Plan are summarized below.

Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011
Common stock of Plan Sponsor	$244,976	$244,976	$—	$—
Stable Value collective trust	1,678,839	—	1,678,839	—

Total	$1,923,815	$244,976	$1,678,839	$—

(Continued)

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

4.	FAIR VALUE MEASUREMENTS (Continued)

Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010
Mutual funds:
Growth funds	$2,524,206	$2,524,206	$—	$—
Venture funds	1,047,034	1,047,034	—	—
Total return fund	731,874	731,874	—	—
Other funds	1,327,428	1,327,428	—	—

Total mutual funds	5,630,542	5,630,542	—	—
Common stock of Plan Sponsor	213,867	213,867	—	—
Stable Value collective trust	1,591,780	—	1,591,780	—

Total	$7,436,189	$5,844,409	$1,591,780	$—

There were no changes in the valuation techniques used during 2011 and 2010. There were no recurring assets transferred in or out of Level 1, 2 or 3 during the years ended December 31, 2011 or 2010.

The Plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2011 or 2010.

5.	CONCENTRATION OF INVESTMENTS

At December 31, 2011 and 2010, the Plan held investments in Plumas Bancorp common stock, representing approximately 4% and 3% of net assets available for benefits, respectively.

6.	PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments were shares of mutual funds managed by Prudential Investments. Prudential Investments is an affiliate of Prudential Insurance Company of America the trustee as defined by the Plan through December 31, 2011 and, therefore, these transactions qualify as party-in-interest transactions. On December 31, 2011, Prudential Investments initiated a wire transfer of the Plan’s cash balance of $4,862,656 to Principal Trust Company, the trustee of the Plan effective January 1, 2012, which reflects a party-in-interest transaction. Fees paid by the Plan to parties in interest for investment management services were included as a reduction of the return earned on each fund. Notes receivable from participants also reflect party-in-interest transactions.

(Continued)

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

6.	PARTY-IN-INTEREST TRANSACTIONS (Continued)

At December 31, 2011 and 2010, the Plan’s investments in Plumas Bancorp common stock (a related party) are as follows:

	December 31,
	2011	2010
Number of shares	102,927	91,396
Fair value, based on quoted market values	$244,976	$213,867

The Plan’s investment in Plumas Bancorp’s common stock, including investments bought, sold and held during the year, appreciated (depreciated) in value by $4,778 and $(64,603) during 2011 and 2010, respectively, which is included in the total investment appreciation discussed in Note 3.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2008.

(Continued)

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

8.	PLAN AMENDMENTS AND SUBSEQUENT EVENTS

Effective January 1, 2012, the Plan’s trustee changed from Prudential Insurance Company of America to Principal Trust Company.

Effective January 1, 2012, the Plan was restated and all persons covered under the Plan on December 31, 2011 shall continue to be covered under the restated plan with no loss of benefits. As part of the restatement, a new employee stock ownership plan (ESOP) component was added to the Plan. The ESOP component of the Plan is intended to primarily invest in common stock of the employer.

SUPPLEMENTAL SCHEDULE

PLUMAS BANK 401(k) PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER: 95-3520374

PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Value
	Collective Trust

	Wells Fargo Bank	Wells Fargo Stable Return Fund G	*	$1,527,005

	Stock

**	Plumas Bancorp	Common Stock – 102,927 shares	*	244,976

	Receivables

**	Notes receivable to participants	Maturing at various dates through August 27, 2016 at interest rates ranging from 4.25% to 9.25%

				190,795

				$1,962,776

*	Information regarding the cost of investments at December 31, 2011 is not required as investments are participant directed.
**	Party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plumas Bank 401(k) Profit Sharing Plan (Name of Plan)

Date: June 28, 2012	/s/ Richard L. Belstock
Richard L. Belstock
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Independent Registered Public Accountant’s Consent for the audit of year ended December 31, 2011 dated June 28, 2012.

23.2	Independent Registered Public Accountant’s Consent for the audit of year ended December 31, 2010 dated June 20, 2011.